Public

1KH 10/7

[redacted]

SEC 14041834 IISSION

A 'ORT

FORM X-17A-5
PART III

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SEC FILE NUMBER
8-65839

SEC MAIL PROCESSING
RECEIVED
AUG 15 2014
WASHINGTON DC
191 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2013 AND ENDING 06/30/2014
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: America's Growth Capital, LLC d/b/a AGC Partners

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 High Street, 22nd Floor
(No. and Street)

Boston MA 02110
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Stumpf 617-261-4117
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.
(Name – *if individual, state last, first, middle name*)

99 High Street Boston MA 02110
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 10/7

OATH OR AFFIRMATION

I, M. Benjamin Howe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of America's Growth Capital, LLC d/b/a AGC Partners, as of June 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO - Co-Founder

Title

Notary Public

ADAM K DWORKIN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
December 5, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOLF
& COMPANY, P.C.

America's Growth Capital, LLC

(d/b/a AGC Partners)

Financial Statement

Year Ended June 30, 2014

Table of Contents

WOLF
& COMPANY, P.C.

Report of Independent Registered Public Accounting Firm

To the Member and Management of America's Growth Capital, LLC:

We have audited the accompanying statement of financial condition of America's Growth Capital, LLC (d/b/a AGC Partners) (the "Company"), a Delaware Limited Liability Company and a wholly-owned subsidiary of America's Growth Capital Holdings, LLC, as of June 30, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of America's Growth Capital, LLC as of June 30, 2014, in conformity with accounting principles generally accepted in the United States of America.

Wolf & Company, P.C.

Boston, Massachusetts
August 12, 2014

America's Growth Capital, LLC
(d/b/a AGC Partners)

Statement of Financial Condition

June 30, 2014

Assets

Cash and cash equivalents (restricted portion $267,317)	$ 8,507,475
Securities owned, at fair value	4,101,724
Accrued interest receivable	23,983
Investment banking fees receivable	76,374
Other receivables	36,000
Due from related parties, non-interest bearing	1,869,298
Prepaid expenses and other current assets	239,293
Deposits	187,230
Property and equipment, net	508,665
Total assets	$ 15,550,042

Liabilities and Member's Equity

Liabilities:	
Accounts payable	$ 49,918
Accrued compensation	2,000,571
Deferred rent and lease incentive	810,303
Deferred revenue	382,301
Other liabilities	282,466
Total liabilities	3,525,559
Member's equity	12,024,483
Total liabilities and member's equity	$ 15,550,042

See accompanying notes to the financial statement.

America's Growth Capital, LLC
(d/b/a AGC Partners)

Notes to Financial Statement

Year Ended June 30, 2014

1. ORGANIZATION AND NATURE OF BUSINESS

America's Growth Capital, LLC (d/b/a AGC Partners) (the "Company') was incorporated January 8, 2003 under the laws of the State of Delaware and is a limited liability company. America's Growth Capital Holdings, LLC (the "Member" or "Parent") is the Company's sole member.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages principally in investment banking services for its clients around the globe. The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of Rule 15c3-3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with maturity of three months or less at the time of purchase. Cash and cash equivalents exclude amounts segregated under federal or other regulations. Cash equivalents are part of the cash management activities of the Company. The Company maintains balances in financial institutions which may at times exceed federally insured limits.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment Banking Fees Receivable

Investment banking fees receivable represent amounts invoiced by the Company. Management assesses the need for any allowance for doubtful accounts based on information regarding individual accounts and historical experience. An allowance for doubtful accounts, if any, is determined based on management's best estimate of probable losses inherent in the accounts receivable balance. There is no allowance for doubtful accounts at June 30, 2014.

Deferred Revenue

In the ordinary course of business, the Company invoices and collects upfront, non-refundable retainer fees in connection with certain of its service engagements. The retainer fees are deferred and recognized ratably over the estimated term of the engagement.

Income Taxes

The Company is a wholly-owned limited liability company. Accordingly, the Company does not file its own income tax returns. Instead, the results of operations are included in the income tax returns of its Parent. The Company's tax reporting year end corresponds to the calendar year end. The Company does not pay income taxes to its Parent nor does it have a tax sharing agreement with its Parent. Management does not have the intention of changing these facts. Thus, income taxes are not presented in its statement of financial condition.

Tax positions taken or expected to be taken in the course of preparing the Company's tax returns, including the position that the Company qualifies as a pass-through entity, are required to be evaluated to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authorities. There are no uncertain tax positions that require accrual or disclosure at June 30, 2014. The Company records interest and penalties as part of general and administrative expenses. No interest or penalties were recorded for the year ended June 30, 2014.

The Company is currently open to audit under the applicable statutes of limitations by the Internal Revenue Service for the tax years ended December 31, 2011 through 2013. The years open to examination by state taxing authorities vary by jurisdiction; no tax years prior to December 31, 2011 are open.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment is stated at cost and is depreciated using the straight-line method over their estimated useful lives.

	Life in Years
Hardware	2
Software	2
Furniture and fixtures	5 - 7

Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the lease life. The remaining lives of fixed assets are reviewed by management on a periodic basis. Management will revise its depreciation policy should it deem that the facts and circumstance so warrant. Repair and maintenance expenditures are charged to operations as incurred.

Securities Owned Valuation

Investments in corporate debt and marketable equity securities which are traded on a national securities exchange are valued at fair value based on the last reported sales price on the last business day of the reporting period. Management estimates the fair value of investments in securities not traded on a national exchange using a market, income, or cost approach as further discussed in Note 5.

Fair Value Hierarchy

The Company groups its assets and liabilities measured at fair value in three levels which are based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities. Quoted prices are obtained from readily available pricing sources for market transactions at the measurement date.

Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Fair Value Hierarchy (concluded)

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using unobservable inputs to pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The level of the fair value hierarchy in which the fair value measurement falls is determined by the lowest level input that is significant to the fair value measurement.

3. SECURITIES OWNED

Securities owned, at fair value, consist of the following at June 30, 2014:

Marketable equity securities:	
Common stock	$ 9,745
Corporate bonds:	
Financial services	647,679
Consumer goods	891,964
Technology	308,921
Industrial goods	577,642
Other	589,190
	3,015,396
Restricted public stock	88,753
Private company stock	987,830
	$ 4,101,724

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at June 30, 2014:

Computer hardware	$ 330,550
Computer software	28,569
Furniture and fixtures	239,732
Leasehold improvements	934,796
	1,533,647
Less: accumulated depreciation and amortization	(1,024,982)
	$ 508,665

In connection with an office lease which commenced in January 2013, the Company received approximately $97,000 of lease incentives to be recognized over the lease term. The cash received was recorded as a deferred lease incentive on the statement of financial condition and is being amortized through rent expense over the lease term.

5. FAIR VALUE MEASUREMENTS

The following table categorizes within the fair value hierarchy (Note 2) the Company's financial assets measured at fair value on a recurring basis as of June 30, 2014:

	Level 1	Level 2	Level 3	Total Fair Value
Securities owned:				
Marketable equity securities	$ 9,745	$ -	$ -	$ 9,745
Corporate bonds	-	3,015,396	-	3,015,396
Restricted public stock	-	-	88,753	88,753
Private company stock	-	-	987,830	987,830
	$ 9,745	$ 3,015,396	$ 1,076,583	$ 4,101,724

Marketable equity securities are valued using the closing market price.

Corporate bonds are valued using market inputs including benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and the reference date including market research publications, plus observations of equity and credit default swap curves related to the issuer as applicable.

FAIR VALUE MEASUREMENTS (continued)

The fair values of the restricted public stock and private company stocks are calculated using a market approach. For private company stocks, enterprise values of publicly-traded comparable companies with generally similar business characteristics and operating performance are used to calculate a median enterprise value revenue multiple. This multiple is applied to the private companies' revenue to estimate enterprise value and adjusted for the Company's current net equity position. The resulting estimated enterprise value is used to estimate the value of shares held by the Company. In such instances that the Company receives a current offer to sell either their warrants or private company stock, the Company generally will use the offer price as a basis for revaluing these investments in place of the above mentioned method. The restricted public stock is restricted as to a minimum holding period of six months expiring in October 2014. The Company uses the market price as of the balance sheet date for the same common shares that are not subject to the holding period restriction and applies a discount for lack of marketability resulting from restriction.

Quantitative Information about Level 3 Fair Value Measurements

	Fair Value	Valuation Technique	Unobservable Quantitative Input	Input Used
Private company stock	$ 987,830	Market approach-implied enterprise value	Median revenue multiple	2.2-2.4x
Restricted public stock	88,753	Market approach	Lack of marketability discount	0%

Both observable and unobservable inputs may be used to determine the fair value of investments that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs.

FAIR VALUE MEASUREMENTS (concluded)

The following table presents additional information about Level 3 investments measured at fair value.

Balance as of July 1, 2013	$ 1,263,597
Restricted public stock received as investment banking revenue	88,000
Proceeds from the sale of non-marketable investments	(351,561)
Net realized and unrealized gains	76,547
Balance as of June 30, 2014	$ 1,076,583

The change in net unrealized gains or losses for Level 3 investments still held at June 30, 2014 totaled a loss of $201,196.

There are no liabilities measured at fair value on a recurring basis, nor are there assets or liabilities measured at fair value on a non-recurring basis.

6. CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to such risk include cash and cash equivalents, which may exceed insured limits. The Company has not experienced losses associated with any such concentrations, and the financial statements do not include any reserves for such risks.

7. COMMITMENTS AND CONTINGENCIES

The Company leases its facilities under operating lease and sublease agreements expiring through June 2019. Deferred rent represents the cumulative difference between the recognition of rent expense on a straight-line basis over the life of the lease and the cumulative rent payments made.

COMMITMENTS AND CONTINGENCIES (concluded)

The Company also utilizes certain equipment under the terms of operating leases expiring through October of 2014.

Rent expense under the operating leases for the year ended June 30, 2014 was approximately $741,776.

Future minimum lease payments required under operating lease agreements for the years ended June 30 are as follows:

2015	$ 1,015,268
2016	1,011,739
2017	1,034,530
2018	812,524
2019	164,846
Total minimum lease payments	$ 4,038,907

In the normal course of business, the Company may enter into underwriting commitments. There are no transactions relating to such underwriting commitments that were open at June 30, 2014.

The Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, management expects the risk of loss to be remote.

Under the terms of one of the Company's office leases, the Company entered into an irrevocable standby letter of credit in the amount of $267,317 for use as a security deposit. The standby letter of credit is secured by the Company's bank balance. The standby letter of credit may decrease to $106,927 in September 2014 if the Company satisfies the reduction conditions in the lease and will remain at that level until the lease expires on May 31, 2018.

8. REGULATORY NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's ("SEC") regulations and operating guidelines, which requires the Company to maintain a specified amount of net capital. Net capital may fluctuate on a daily basis. At June 30, 2014, the Company had net capital of $7,380,301, which is $7,130,301 in excess of its required net capital of $250,000.

9. RELATED PARTY TRANSACTIONS

The Company enters into transactions with its Parent. The Company has amounts due from Parent totaling $1,869,298 at June 30, 2014, which relate to profit distributions made to members of its Parent, tax payments made on behalf of members of its Parent and advances made on behalf of its Parent to America's Growth Capital Europe, LLP, a wholly-owned subsidiary of Parent, related to start-up costs and working capital advances.

10. CONCENTRATIONS

Given the nature of the Company's business, a substantial portion of the Company's revenues may be received from a small number of customers. For the year ended June 30, 2014, revenue from a single customer accounted for 12% of the Company's revenues.

11. 401(k) PROFIT SHARING PLAN

The Company sponsors a 401(k) profit sharing plan (the "Plan") offered to substantially all of its employees. The Company made no contribution to the Plan for the year ended June 30, 2014.